Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Announces annual meeting of sHAREholders

Glyfada, Greece, August 23, 2021 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that the annual meeting of shareholders will be held at the offices of Globus Shipmanagement Corp. at 128 Vouliagmenis Avenue in Glyfada, Attica Greece, on September 23, 2021 at 11:00 a.m. local time.

Shareholders of record at the close of business on August 17, 2021, are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments thereof.

Notice of the Annual Meeting of Shareholders and Proxy Statement are available free of charge on the Company’s website: www.globusmaritime.gr.

Formal notice of the meeting and the Company’s proxy statement will be sent to shareholders of the Company in due course.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of eight dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate eight vessels with a total carrying capacity of 544,420DWTand a weighted average age of 10.3 years as of August 23, 2021.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr

GLOBUS MARITIME LIMITED

For further information please contact:

Company Contact	Investor Relations/Media

Globus Maritime Limited	Capital Link – New York
+30 210 960 8300	+1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis
a.g.feidakis@globusmaritime.gr	globus@cappitallink.com

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,

P.O. Box 1405, Majuro, Marshall Islands MH 96960

Comminucations Address: c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece

Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr

www.globusmaritime.gr